Ligand Pharmaceuticals Incorporated
3911 Sorrento Valley Boulevard, Suite110
San Diego, California 92121

January 17, 2018

VIA EDGAR
Jim B. Rosenberg, Senior Assistant Chief Accountant
Jacob Luxenburg, Staff Accountant
Office of Healthcare and Insurance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 4546

Re:    Ligand Pharmaceuticals Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-33093

Dear Mr. Rosenberg:

This letter represents the Company’s response to the Staff’s comment letter dated December 15, 2017. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Form 10-K for the Year Ended December 31, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. Please tell us the extent to which each of the increases in royalty income during the year ended December 31, 2016 and the nine months ended September 30, 2017 for Promacta/Revolade, Kyprolis and Evomela was due to volume versus price increases in sales of these products.

Ligand Response:
The Company respectfully advises the staff that its royalty partners provide the Company aggregate product sales information and therefore it is not possible to analyze to what extent the variance in royalty income is from product volume versus price increases.

1. Basis of Presentation and Summary of Significant Accounting Policies
Form 10-K for the Year Ended December 31, 2016
Commercial License Rights, page 53

2. Please provide us with a full description of your accounting for your acquired commercial license rights including your basis for recognition, measurement (initial and subsequent), and classification with reference to authoritative literature.

Ligand Response:

The Company respectfully advises the staff that commercial license rights represent a portfolio of future milestone and royalty payment rights acquired from Selexis, SA (“Selexis”) in April 2013 and April 2015 for a total of $8.6 million and CorMatrix Cardiovascular, Inc. (“Cormatrix”) in May 2016 for $17.7 million. Ligand did not acquire the underlying portfolio IP or any customers of the marketed products. Ligand does not participate in the marketing or research and development of the products and programs in these portfolios.

In May, 2016, Ligand entered into an agreement (the “Interest Purchase Agreement”) to acquire certain economic rights to payments from CorMatrix. Pursuant to the Interest Purchase Agreement, Ligand paid $17.5 million in cash and incurred $0.2 million in transaction costs to acquire the rights to receive payments, which comprised a portion of revenues from CorMatrix’s existing commercial products and the right to receive potential future payments based on future product sales from unapproved developmental pipeline products, if any. Under the Interest Purchase Agreement, Ligand was entitled to the higher of $2.75 million or 20% of CorMatrix’s annual revenues from existing commercial products with no maximum. The payments on commercial products was expected to generate approximately $2.75 million annually in the near-term and the Company estimated these payments had the potential to double over time with commercial success. The agreement was set to originally terminate with respect to each of CorMatrix’s products upon the later of (i) May 3, 2026 and (ii) 10 years from the date of the first commercial sale of such product.

The existing commercial products underlying the Interest Purchase Agreement were acquired by Aziyo Med LLC (“Aziyo”) from CorMatrix in May 2017. In connection with this, the Company entered into an amended and restated purchase agreement (the “Amended Interest Purchase Agreement”) with CorMatrix, which superseded in its entirety the Interest Purchase Agreement. Other than removing the existing commercial products sold to Aziyo in the CorMatrix sale and removing minimum payment requirements, the terms of the Amended Interest Purchase Agreement are consistent with the terms of the Interest Purchase Agreement with respect to the CorMatrix unapproved developmental pipeline products, including a royalty rate of 5% on such pipeline products. The Amended Interest Purchase Agreement will terminate 10 years from the date of the first commercial sale of such products.

At the same time, the Company entered into a Royalty Agreement, which closed on May 31, 2017 with Aziyo, to which the Company will receive payments from the commercial products that Aziyo acquired from CorMatrix. Since the transfer of the existing commercial products sold from CorMatrix to Aziyo from the Interest Purchase Agreement to the Royalty Agreement did not result in the transfer of any consideration between the Company and either CorMatrix or Aziyo and was structured to be economically neutral to the Company, no accounting recognition was given to this transfer by the Company. Under the Interest Purchase Agreement, upon a change in control of one of the existing commercial products, the Company was due a $10 million payment and the future payments to be received related to the sold existing commercial product, would be reduced from 20% to 5%. In connection with the Royalty Agreement with Aziyo, the Company received the $10 million payment in two $5 million installments ($5 million in June 2017 and $5 million in December 2017) and the royalty was reduced from 20% to 5% as originally contemplated. In addition, pursuant to the Royalty Agreement, the future payments to be received were also reduced from 20% to 5% for the remaining commercial products in exchange for additional future consideration. That future consideration is in the form of two cumulative sales based milestones, each for $5 million when net sales proceeds received by Aziyo exceed stated amounts, and to extend the term on these payment obligations by one year. Furthermore, in each year the Company is entitled to the greater of 5% of revenues from the existing commercial products Aziyo acquired or $0 in 2017, $1.25 million in 2018, $2.2 million in 2019 and $2.75 million in 2020 and each year thereafter (i.e. through 2027). There is no maximum royalty. The agreement with Aziyo will terminate on May 31, 2027.

The Company accounts for these commercial license rights as a financial asset. The Company recognizes interest income, and amortizes the financial asset, using the effective interest method described in ASC 835-30-35-2. Pursuant to the effective interest method, the Company forecasts expected cash flows over the term of the arrangement to arrive at an annualized effective interest rate. Income is calculated by multiplying the carrying value of the commercial license right by the effective interest rate. The Company has elected to account for changes in expected cash flows as prospective adjustments to the effective yield or as an impairment, as discussed below. The estimated carrying value of the commercial license rights attributable to these agreements as of December 31, 2017 is $11.3 million. The $10.0 million royalty buy-down payments and other payments received for the year ended December 31, 2017 were accordingly allocated between income and the commercial license rights.

In performing our accounting assessment, the Company first considered whether the commercial license rights acquired were to be accounted for as a business combination. We deemed the purchase of the commercial license rights to be out of scope of the business combination guidance (ASC 805). In support of this conclusion we considered that the Company acquired the right to receive payments on existing and potential future marketed products, which could be considered an ‘output’ under the business combination accounting rules. However, the Company did not acquire any of the underlying intellectual property, employees, systems, protocols or processes to be considered an input in the business combination assessment. Further, the Company is not involved in the development, manufacturing or marketing activities of the underlying products.

Next, we considered whether the asset was an intangible asset or financial asset. To do so, we consulted the master glossary. A financial asset is defined in the ASC Master Glossary as the following:

Cash, evidence of an ownership interest in an entity, or a contract that conveys to one entity a right to do either of the following:

a.	Receive cash or another financial instrument from a second entity

b.	Exchange other financial instruments on potentially favorable terms with the second entity.

A financial asset exists if and when two or more parties agree to payment terms and those payment terms are reduced to a contract. To be a financial asset, an asset must arise from a contractual agreement between two or more parties, not by an imposition of an obligation by one party on another.

An intangible asset is defined as assets, excluding financial assets that lack physical substance.

Based on the review of the contractual arrangements, we hold rights to certain future cash flows. This originally arose from a contractual agreement between Cormatrix and the Company and Selexis and the Company and as such meets the definition of a financial asset.

The Company next assessed whether or not the financial asset is a derivative. We note that the commercial license right would not meet the definition of a derivative pursuant to ASC 815 as the Company made an initial net investment that is commensurate with the amount that would be exchanged to acquire the rights to the underlying cash flows. One of the criteria of a derivative is that there must have been no, or limited, initial net investment.

The Company next assessed whether or not the financial asset should be classified as a debt security or a loan under ASC 320 and 310, respectively. ASC 320-10-20 defines a security as a share, participation, or other interest in property or in an entity of the issuer or an obligation of the issuer that has all of the following characteristics:

a.
It is either represented by an instrument issued in bearer or registered form or, if not represented by an instrument, is registered in books maintained to record transfers by or on behalf of the issuer.

b.
It is of a type commonly dealt in on securities exchanges or markets or, when represented by an instrument, is commonly recognized in any area in which it is issued or dealt in as a medium for investment.

c.	It either is one of a class or series or by its terms is divisible into a class or series of shares, participations, interests, or obligations.

The commercial license right was not issued in bearer form, is not in a form commonly dealt on exchanges and is not divisible, and therefore should not be considered a debt security. As a result of our analysis we concluded that the commercial license right would not be in the scope of ASC 320.

We next considered ASC 310. Under ASC 310-10-05-4 we note “Receivables may arise from credit sales, loans, or other transactions. Receivables may be in the form of loans, notes, and other types of financial instruments and may be originated by an entity or purchased from another entity.” Based on the guidance above, and because we are to receive money on fixed or determinable dates, we believe the financial asset most closely represents a loan receivable. The Company recorded the asset initially based on the amounts paid for the assets. These assets are subject to impairment which is discussed below.

Next we considered how to measure and recognize income associated to the commercial license right. The commercial license right represents the right to receive a future stream of cash flows in exchange for an upfront payment. As a receivable, the Company concluded that the commercial license right was in the scope of ASC 835-30, Imputation of Interest. ASC 835-30-15-2 states, in part:

The guidance in this Subtopic applies to receivables and payables that represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates, whether or not there is any stated provision for interest, with certain exceptions noted below…

ASC 835-30 requires the use of the effective interest method. Therefore, the Company concluded that the excess of cash flows expected at acquisition over the amount recorded at acquisition, should be recognized as interest income on a level-yield basis over the life of the loan in accordance with the effective interest method. Because our estimates of future cash flows change over time, we made a policy election to account for changes in estimated cash flows as prospective adjustments to the effective yield. Interest income from our financial assets are recorded into revenue as we believe these activities constitute an ongoing and major component of our central operations.

As we elected a prospective approach to account for changes in estimated cash flows, we needed to select a method for determining when an impairment would be recognized and how to measure that impairment. In circumstances where our new estimate of expected cash flows is greater than previously expected, we will update our yield prospectively. While it has not occurred to date, in circumstances where our new estimate of expected cash flows is less than previously expected and below our original estimated yield we will record impairment. Impairment will be recognized by reducing the financial asset to an amount that represents the present value of our most recent estimate of expected cash flows discounted by the original effective interest rate. In circumstances where our new estimate of expected cash flows is less than previously expected, but not below our original estimated yield, we will update our yield prospectively.

The Company accounts for the Commercial license rights related to developmental pipeline products on a non-accrual basis. These developmental pipeline products are non-commercialized, non-approved products that require FDA or other regulatory approval, and thus have uncertain cash flows. The developmental pipeline products are on a non-accrual basis as the Company is not yet able to forecast future cash flows given their pre-commercial stages of development. The Company will prospectively update its yield model under the effective interest method once the underlying products are commercialized and the Company can reliably forecast expected cash flows. Income will be calculated by multiplying the carrying value of the commercial license right by the effective interest rate.

We next considered if there are any embedded derivatives in the Commercial license rights that would require bifurcation. We analyzed the embedded features for bifurcation pursuant to ASC 815-15 and concluded there are no bifurcateable derivatives included in the arrangement.

When assessing the classification of the commercial license right in our balance sheet we have concluded to classify the financial asset as a long term asset given the imprecise nature of our cash flows and the term of the arrangement extends to at least 2027.

Form 10-K for the Year Ended December 31, 2016
Notes to Consolidated Financial Statements
2. Investment in Viking, page 56

3. Please tell us why you have not provided the financial statements required by rule 3-09 of Regulation S-X and the disclosures required by rule 4-08(g) of Regulation S-X, and with respect to your interim financial statements included in Form 10-Q, the disclosures required by rule 10-01(b)(1) of Regulation S-X.

Ligand Response:

The Company respectfully acknowledges the Staff’s comments regarding the financial statements required by rule 3-09 of Regulation S-X and the disclosures required by rule 4-08(g) of Regulation S-X, and with respect to our interim financial statements included in Form 10-Q, the disclosures required by rule 10-01(b)(1) of Regulation S-X.

We acknowledge that the results of the tests for 2016 would have required separate financial statements of Viking to be included in our 2016 Form 10-K; however, we believe the results of that test are anomalous. We submitted to the Office of Chief Accountant of the Division of Corporation Finance a request for waiver from the requirements of Rule 3-09 on January 8, 2018.

As it relates to the disclosures required by rule 4-08(g) of Regulation S-X below is the summarized financial information of Viking that would accompany the 2016 Form 10-K. We will enhance Note 2 - Investment in Viking to include the below summarized financial information in future filings of Form 10-K updated to include the required periods.

The following table presents summarized financial information of Viking:

	Year ended December 31,
(in thousands)	2016	2015	2014
Condensed Statement of Operations:
Total revenue	-	-	-
Gross profit	-	-	-
Loss from operations	($13,847)	($11,996)	($23,468)
Net Loss	($14,732)	($23,404)	($21,884)

	As of December 31,
(in thousands)	2016	2015
Condensed Balance Sheet:
Current assets	$13,975	$15,202
Noncurrent assets	561	237
	$14,536	$15,439

Current liabilities	$6,477	$1,977
Noncurrent liabilities	16	4,737
Stockholder’s equity	8,043	8,725
	$14,536	$15,439

In addition, with respect to our interim financial statements included in Form10-Q, we will add similar summarized financial information in future filings when the significance test requirements under S-X Rule 10-01(b)(1) are met. While we do not anticipate the significance tests triggers to reach the 20% threshold as of and for the year ended December 31, 2017 or any future quarters given our anticipated increases in pre-tax income and our reduced ownership interest in Viking, we do note that for the first fiscal quarter of 2017 Ligand’s share of Viking’s pre-tax loss of $1.3 million is 21% of Ligand’s pre-tax income of $14.8 million and as a result, we will incorporate summarized financial information in the Form 10-Q for the first quarter of 2018. Ligand’s share of Viking’s pre-tax loss compared to Ligand’s pre-tax income and Ligand’s investment in Viking compared to Ligand’s total assets are below 20% for the year to date periods ending June 30, 2017 (16% and 1%, respectively) and September 30, 2017 (14% and 1%, respectively).

* * *
We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7590 if you have any questions.

Sincerely,

/s/ Matthew E. Korenberg

Matthew E. Korenberg
Chief Financial Officer

cc:    Ernst & Young LLP
Latham & Watkins LLP